

VIA FACSIMILE AND U.S. MAIL

May 3, 2007

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308

Re: **FirstEnergy Corporation, File No. 333-21011**
   Ohio Edison Company, File No. 1-2578
   The Cleveland Electric Illuminating Company, File No. 1-2323
   The Toledo Edison Company, File No. 1-3583
   Metropolitan Edison Company, File No. 1-446
   Form 10-K for Fiscal Year Ended December 31, 2006
   Filed February 28, 2007

Dear Mr. Wagner:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Exhibit 13. FirstEnergy 2006 Annual Report to Stockholders

1. To the extent applicable, please address the comments below on the consolidated financial statements and related disclosures of the parent in the consolidated financial statements and related disclosures of registrant subsidiaries included in the filing.

Consolidated Statements of Cash Flows, page 58

2. It appears that purchases and sales of debt and equity securities are netted in the line item "cash investments and restricted funds" in cash flows from investing activities based on the disclosure in Note 5 on page 75. If so, with reference to paragraphs 11-13 of SFAS 95, please explain to us your basis for netting these items.

3. Please explain to us why the proceeds from the sale of nuclear decommissioning trust funds differ from the amounts disclosed in the table on page 76.

Note 2. Summary of Significant Accounting Policies, page 59

(A) Accounting for the Effects of Regulation, page 59

Regulatory Assets, page 60

4. With respect to those regulatory assets not earning a return, please disclose the remaining recovery period. Refer to paragraph 20 of SFAS 71. Additionally, please note that we believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period.

(F) Property, Plant and Equipment, page 62

5. Please separately disclose the balances for unregulated versus regulated in service property, plant and equipment and accumulated provision for depreciation.

(H) Asset Impairments, page 63

6. You disclose on page 12 of the Met-Ed Annual Report that you recognized a goodwill impairment charge of $355 million in the fourth quarter of 2006. Yet, it does not appear that this impairment charge is reflected in your consolidated results. Please advise. In doing so, please explain to us how you apply the relevant provisions of SFAS 131 in determining your reporting units. Please also

tell us how you identify and assign goodwill to reporting units for the purpose of testing goodwill for impairment. Please refer to paragraphs 30-35 of SFAS 142.

Note 10. Regulatory Matters, page 80

(E) FERC Matters, page 86

7. We have noted that several other utilities in your jurisdiction have recorded reserves related to potential SECA refunds. Please tell us whether you recorded a similar reserve and why or why not. If so, explain to us how you arrived at the amount. Refer to paragraph 11.a of SFAS 71 and paragraph 8 of SFAS 5.

Exhibit 13.1. Ohio Edison Company 2006 Annual Report to Stockholders

Consolidated Statements of Common Stockholder's Equity, page 25

8. Please explain to us why the income tax benefit allocated to the net liability for unfunded retirement benefits due to the implementation of SFAS 158 significantly exceeds the net liability.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief